Exhibit 99.2

VASTA Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Three-month period ended March 31, 2024

CONTENT

Unaudited Condensed Interim Consolidated Financial Statements Three-month period ended March 31, 2024	Page
Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2024 and December 31, 2023	F-3
Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income or Loss for the three-month period ended March 31, 2024 and 2023	F-5
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the three-month period ended March 31, 2024 and 2023	F-6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the three-month period ended March 31, 2024 and 2023	F-7
Notes to the Unaudited Condensed Interim Consolidated Statements	F-8

Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2024 and December 31, 2023

In thousands of R$, unless otherwise stated

Assets	Note	March 31, 2024	December 31, 2023
Current assets
Cash and cash equivalents	7	67,214	95,864
Marketable securities	8	242,799	245,942
Trade receivables	9	771,022	697,512
Inventories	10	293,308	300,509
Prepayments		76,339	71,870
Taxes recoverable		21,257	19,041
Income tax and social contribution recoverable		18,846	16,841
Other receivables		2,760	2,085
Related parties – other receivables	20	12,137	7,157
Total current assets		1,505,682	1,456,821

Non-current assets
Judicial deposits and escrow accounts	21.c	212,597	207,188
Deferred income tax and social contribution	22.b	197,644	205,453
Equity accounted investees	11	61,424	64,484
Other investments and interests in entities		9,879	9,879
Property, plant and equipment	12	137,607	151,492
Intangible assets and goodwill	13	5,283,706	5,307,563
Total non-current assets		5,902,857	5,946,059

Total Assets		7,408,539	7,402,880

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of March 31, 2024 and December 31, 2023

In thousands of R$, unless otherwise stated

Liabilities	Note	March 31, 2024	December 31, 2023
Current liabilities
Bonds	14	512,985	541,763
Suppliers	15	214,082	221,291
Reverse factoring	15	262,337	263,948
Lease liabilities	16	11,485	17,078
Income tax and social contribution payable		8,676	—
Taxes payable		10,896	7,821
Salaries and social contributions	19	120,946	104,406
Contractual obligations and deferred income	17	46,307	32,815
Accounts payable for business combination and acquisition of associates	18	211,444	216,728
Other liabilities		20,667	26,382
Other liabilities - related parties	20	21,472	15,060
Total current liabilities		1,441,297	1,447,292

Non-current liabilities
Bonds	14	250,000	250,000
Lease liabilities	16	67,982	79,579
Accounts payable for business combination and acquisition of associates	18	404,803	397,392
Provision for tax, civil and labor losses	21.a	710,448	697,990
Other liabilities		10,868	9,836
Total non-current liabilities		1,444,101	1,434,797

Total current and non-current liabilities		2,885,398	2,882,089

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	91,005	89,627
Treasury shares	23.4	(80,495)	(59,525)
Accumulated losses		(309,387)	(331,559)
		4,521,938	4,519,358

Interest of non-controlling shareholders		1,203	1,433

Total Shareholder's Equity		4,523,141	4,520,791

Total Liabilities and Shareholder's Equity		7,408,539	7,402,880

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Profit or Loss for the three-month period ended March 31, 2024 and 2023

In thousands of R$, except for profit (loss) per share

	Note	March 31, 2024	March 31, 2023
Net revenue from sales and services	24	460,716	402,835
Sales		442,545	393,688
Services		18,171	9,147

Cost of goods sold and services	25	(140,083)	(155,126)

Gross profit		320,633	247,709

Operating income (expenses)		(224,582)	(187,728)
General and administrative expenses	25	(139,902)	(127,281)
Commercial expenses	25	(73,260)	(51,061)
Impairment losses on trade receivables	25	(13,205)	(10,380)
Other operating income	25	1,980	994
Other operating expenses	25	(195)	—

Share of loss equity-accounted investees	11	(3,060)	(528)

Profit before finance result and taxes		92,991	59,453

Finance result		(56,267)	(59,185)
Finance income	26	13,543	16,631
Finance costs	26	(69,810)	(75,816)

Profit before income tax and social contribution		36,724	268

Income tax and social contribution
Current	22.a	(6,973)	(1,454)
Deferred	22.a	(7,809)	(1,038)
		(14,782)	(2,492)

Profit (loss) for the period		21,942	(2,224)

Allocated to:
Controlling shareholders		22,172	(2,278)
Non-controlling shareholders		(230)	54

Profit (loss) per share
Basic	23.2	0.27	(0.03)
Diluted	23.2	0.30	(0.03)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the three-month period ended March 31, 2024 and 2023

In thousands of R$, unless otherwise stated

	Share Capital		Capital Reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares	Accumulated losses	Total Shareholders' Equity	Non-controlling shareholders	Total Shareholders' Equity
Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679

Loss for the period	-	-	-	-	-	(2,278)	(2,278)	54	(2,224)
Share based compensation granted and issued	-	-	2,658	-	-	-	2,658	-	2,658
Share based compensation vested	-	-	(36)	36	-	-	-	3,493	3,493
Acquisition of shares	-	-	-	-	-	-	-	-	-
Balance as of March 31, 2023	4,961,988	(141,173)	48,867	34,322	(23,880)	(250,065)	4,630,059	3,547	4,633,606

Balance as of December 31, 2023	4,961,988	(141,173)	55,341	34,286	(59,525)	(331,559)	4,519,358	1,433	4,520,791

Profit for the period	-	-	-	-	-	22,172	22,172	(230)	21,942
Share based compensation granted and issued	-	-	2,939	-	-	-	2,939	-	2,939
Share based compensation vested	-	-	(1,561)	-	1,561	-	-	-	-
Purchase of treasury shares (note 23.4)	-	-	-	-	(22,531)	-	(22,531)	-	(22,531)
Balance as of March 31, 2024	4,961,988	(141,173)	56,719	34,286	(80,495)	(309,387)	4,521,938	1,203	4,523,141

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statements for the three-month period ended March 31, 2024 and 2023

In thousands of R$ unless otherwise stated

	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution		36,724	268
Adjustments for:
Depreciation and amortization	12 and 13	69,534	70,832
Share of loss profit of equity-accounted investees	11	3,060	528
Impairment losses on trade receivables	25	13,205	10,380
Provision (reversal) for tax, civil and labor losses net	25	289	(4,423)
Interest on provision for tax, civil and labor losses	26	12,273	8,485
Interest on bonds	14	24,366	30,591
Contractual obligations and right to returned goods		9,293	4,762
Interest on accounts payable for business combination and acquisition of associates	26	15,664	18,031
Interest on suppliers	26	12,500	7,074
Share-based payment expense		2,939	2,658
Interest on lease liabilities	16	2,113	3,385
Interest on marketable securities	26	(5,786)	(9,417)
Cancellations of right-of-use contracts		(1,951)	3,053
Residual value of disposals of property and equipment and intangible assets	12 and 13	943	3
		195,166	146,210
Changes in
Trade receivables		(86,715)	(72,466)
Inventories		7,201	3,579
Prepayments		(4,469)	(20,520)
Taxes recoverable		(11,194)	(17,220)
Judicial deposits and escrow accounts		(5,379)	5,132
Other receivables		(675)	(16)
Related parties – other receivables		(4,980)	766
Suppliers		(21,320)	2,125
Salaries and social charges		16,540	32,097
Tax payable		11,751	(5,474)
Contractual obligations and deferred income		4,199	20,464
Other liabilities		(4,191)	(406)
Other liabilities - related parties		6,412	376
Cash generated from operating activities		102,346	94,647
Payment of interest on leases	16	(2,029)	(3,668)
Payment of interest on bonds	14	(53,423)	(57,914)
Payment of interest on business combinations	18	(2,590)	(15,820)
Income tax and social contribution paid		—	(331)
Payment of provision for tax, civil and labor losses	21	(134)	(190)
Net cash from operating activities		44,170	16,724
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(8,982)	(5,256)
Additions of intangible assets	12	(34,776)	(38,638)
Acquisition of subsidiaries net of cash acquired		—	(3,205)
Proceeds from investment in marketable securities		(266,215)	(362,606)
Purchase of investment in marketable securities		275,143	421,427
Net cash (used in) from investing activities		(34,830)	11,722
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	23.4	(22,531)	—
Lease liabilities paid	16	(4,300)	(10,334)
Payments of accounts payable for business combination and acquisition of associates	18	(11,159)	(21,197)
Net cash used in financing activities		(37,990)	(31,531)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(28,650)	(3,085)
Cash and cash equivalents at beginning of period	7	95,864	45,765
Cash and cash equivalents at end of period	7	67,214	42,680
NET DECREASE IN CASH AND CASH EQUIVALENTS		(28,650)	(3,085)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Amounts in thousands of R$, unless otherwise stated)

1. The Company and Basis of Presentation

1.1. The Company

Vasta Platform Limited, together with its subsidiaries (the Company or Group) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

The Company is a subsidiary of Cogna Educação S.A. (Cogna Educação S.A. and its subsidiaries defined as “Cogna Group”), and since July 31, 2020, VASTA Platform Limited. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

2. Basis of accounting

These Interim Financial Statements for the three-month period ended March 31, 2024, have been prepared in accordance with the IAS 34 – Interim Financial reporting – and should be read in conjunction with the Group’s last annual Consolidated Financial Statements as at and for the year ended December 31, 2023 (‘last annual financial statements’). They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

The Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2024 are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousands, except as otherwise indicated.

(a)       Basis of consolidation and investments in other companies

	Interest
Company	March 31, 2024	December 31, 2023
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
A & R Comercio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo Ltda. (“Anglo São Paulo”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Sociedade Educacional da Lagoa Ltda (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda (“EMME”)	100%	100%
Escola Start Ltda. (“Start”)	51%	51%

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by the Executive Board on May 03, 2024.

3. Use of estimates and judgements

In preparing the Interim Financial Statements, Management has made judgements and estimates that affect the application of Company´s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Those estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable and relevant under the circumstances. Revisions to estimates are recognized prospectively.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Measurement of fair values

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process.

4. Material accounting policies and new and not yet effective accounting standards

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended December 31, 2023. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2024, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5. Financial Risk Management

The Company has a risk management policy for monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

a.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This Note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process. The Company has no derivative transactions.

a.	Market risk – cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures. Interest rates contracted are as follows:

	March 31, 2024	December 31, 2023	Interest rate
Bonds
Private bonds – 9th Issuance – series 2	253,985	263,904	CDI + 2.40% p.a.
Bonds – 1st Issuance – single	509,000	527,859	CDI + 2.30% p.a.
Lease liabilities	79,467	96,657	IPCA
Accounts payable for business combination and acquisition of associates	616,247	614,120	100% CDI
	1,458,699	1,502,540

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables), financial activities that include reverse factoring deposits with banks and other financial institutions, and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that expected credit losses have been recorded (note 9).

c.	Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Financial liabilities by maturity ranges

March 31, 2024	Less than one year	Between one and two years	Over two years	Total
Bonds (Note 14)	512,985	250,000	-	762,985
Lease liabilities (Note 16)	11,485	9,251	58,731	79,467
Accountspayable for business combination and acquisition of associates (Note 18)	211,444	200,112	204,691	616,247
Suppliers (Note 15)	214,082	-	-	214,082
Reverse factoring (Note 15)	262,337	-	-	262,337
Other liabilities - related parties (Note 20)	21,472	-	-	21,472
	1,233,805	459,363	263,422	1,956,590

The table below reflects the estimated interest rate based on CDI and IPCA for 12 months (12.52% p.a. and 3.93% p.a., respectively), in according to contractual rates on March 31, 2024. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of March 31, 2024:

March 31, 2024	Less than one year	Between one and two years	Over two years	Total
Bonds	577,211	281,300	-	858,511
Lease liabilities	11,936	9,614	61,039	82,589
Accounts payable for business combination and acquisition of associates	237,917	225,166	230,318	693,401
Suppliers	240,885	-	-	240,885
Reversefactoring	295,182	-	-	295,182
Other liabilities - related parties	24,160	-	-	24,160
	1,387,291	516,080	291,357	2,194,728

Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development.

	March 31, 2024	December 31, 2023
Net debt (i)	1,889,376	1,906,975
Total shareholder’' equity	4,523,141	4,520,791
Total capitalization (ii)	2,633,765	2,613,816
Gearing ratio - % - (iii)	72%	73%

(i)	Net debt comprises financial liabilities (note 6) net of cash and cash equivalents.

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization

Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (base scenario) over a 12-month horizon was used, with a projected rate of 12.52% p.a. as per DI Interest Deposit rate (“CDI”), and 3.93% p.a. as per IPCA reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, respectively, a 15% interest rate drop in scenario I and 30% interest rate drop in scenario II, of the projected rates.

	Index - % per year	Balance as of March 31,2024	Base scenario	Scenario I	Scenario II
Financial investments	103% of CDI	63,417	7,940	6,749	5,558
Marketable securities	102% of CDI	242,799	30,398	25,839	21,279
		306,216	38,338	32,588	26,837
Accounts payable for business combination and acquisition of associates	100% of CDI	(616,247)	(77,154)	(65,581)	(54,008)
Lease liabilities	100% of IPCA	(79,467)	(3,123)	(2,655)	(2,186)
Bonds	CDI + 2.40%	(762,985)	(95,526)	(81,197)	(66,868)
		(1,458,699)	(175,803)	(149,433)	(123,062)
Net exposure		(1,152,483)	(137,465)	(116,845)	(96,225)
Interest rate -% p.a. (CDI)	-	-	12.52%	10.64%	8.76%
Interest rate -% p.a. (IPCA)	-	-	3.93%	3.34%	2.75%
Stressing scenarios	-	-	-	(15%)	(30%)

6. Financial Instruments by Category

The Company holds the following financial instruments. The Company has not disclosed the fair values of the financial instruments, because their carrying amounts approximates fair value.

	Level	March 31, 2024	December 31, 2023
Assets - Amortized cost
Cash and cash equivalents		67,214	95,864
Trade receivables		771,022	697,512
Other receivables		2,760	2,085
Related parties – other receivables		12,137	7,157
		853,133	802,618

Assets - Fair value through profit or loss
Marketable securities	1	242,799	245,942
Other investments and interests in entities	3	9,879	9,879
		252,678	255,821

Liabilities - Amortized cost
Bonds		762,985	791,763
Lease liabilities		79,467	96,657
Reverse factoring		262,337	263,948
Suppliers		214,082	221,291
Accounts payable for business combination and acquisition of associates		598,611	587,917
Other liabilities - related parties		21,472	15,060
		1,938,954	1,976,636

Liabilities - Fair value through profit or loss
Accounts payable for business combination and acquisition of associates (i)	3	17,636	26,203
		17,636	26,203

(i)	Refers to a earn out remeasured based on economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to measurement are consistent with disclosures described in last annual financial statements.

Fair Value Measurements – Level 3

a.	Reconciliation to the closing balances

The following table shows the changes during the period in measuring level 3 fair values:

Accounts payable for business combination- Level 3	December 31, 2023	Interest	Payment	March 31, 2024
Sociedade Educacional da Lagoa	17,920	328	(9,022)	9,226
Phidelis	8,283	127	-	8,410
	26,203	455	(9,022)	17,636

7. Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	March 31, 2024	December 31, 2023
Cash	2	2
Bank account	3,795	3,407
Financial investments (i)	63,417	92,455
	67,214	95,864

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 103% of the annual CDI rate on March 31, 2024 (104% on December 31, 2023). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

8. Marketable securities

a.	Composition

	Credit Risk	March 31, 2024	December 31, 2023
Private investment fund	AAA	242,799	245,942

The average gross yield of securities is based on 102% CDI on March 31, 2024 (102% CDI on December 31, 2023).

9. Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2024	December 31, 2023
Trade receivables	847,765	771,392
Related parties (note 20)	16,746	18,137
(-) Impairment losses on trade receivables	(93,489)	(92,017)
	771,022	697,512
b.	Maturities of trade receivables

	March 31, 2024	December 31, 2023
Not yet due	622,027	541,656
Past due
Up to 30 days	49,263	33,749
From 31 to 60 days	26,750	22,933
From 61 to 90 days	10,351	25,584
From 91 to 180 days	36,759	52,404
From 181 to 360 days	70,865	61,782
Over 360 days	31,750	33,284
Total past due	225,738	229,736
Related parties (note 20)	16,746	18,137
Impairment losses on trade receivables	(93,489)	(92,017)
	771,022	697,512

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

	March 31, 2024	December 31, 2023
Opening balance	92,017	69,481
Additions	27,796	62,390
Reversals	(14,590)	(6,619)
Write offs	(11,734)	(33,235)
Closing balance	93,489	92,017

10. Inventories

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2024	December 31, 2023
Finished products	196,873	218,600
Work in process	60,260	59,659
Raw materials	28,134	16,663
Right to returned goods (i)	8,041	5,587
	293,308	300,509

(i)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

11. Equity accounted investees

a.	Composition of investments

	Investment type	Interest %	Equity	Fair value	Goodwill	March 31, 2024
Educbank	Associate	45%	21,263	6,375	33,786	61,424
			21,263	6,375	33,786	61,424

	Investment type	Interest %	Equity	Fair value	Goodwill	December 31, 2023
Educbank	Associate	45%	24,026	6,672	33,786	64,484
			24,026	6,672	33,786	64,484

b.	Investments in associates

Educbank
December 31, 2022	83,139
Share of loss equity-accounted investees	(528)
March 31, 2023	82,611

December 31, 2023	64,484
Share of loss equity-accounted investees	(3,060)
March 31, 2024	61,424

12. Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		March 31, 2024			December 31, 2023
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value

IT equipment	10%-33%	82,620	(66,413)	16,207	83,461	(61,849)	21,612
Furniture, equipment and fittings	10%-33%	62,983	(34,652)	28,331	54,987	(32,740)	22,247
Property, buildings and improvements	5%-20%	53,717	(42,772)	10,945	54,372	(43,555)	10,817
In progress	-	17,209	-	17,209	16,765	-	16,765
Right of use assets	12%	147,264	(82,392)	64,872	178,940	(98,932)	80,008
Land	-	43	-	43	43	-	43
Total		363,836	(226,229)	137,607	388,568	(237,076)	151,492

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2022	36,969	24,102	12,646	4,494	119,086	391	197,688
Additions	1,211	3,784	-	261	11,804	-	17,060
Additions through business combinations	-	613	183	-	-	-	796
Disposals / Cancelled contracts	-	-	-	-	(5,471)	-	(5,471)
Depreciation	(4,457)	(1,438)	(1,424)	-	(7,642)	-	(14,961)
Transfers	-	(3,920)	-	-	-	-	(3,920)
As of March 31, 2023	33,723	23,141	11,405	4,755	117,777	391	191,192

As of December 31, 2023	21,612	22,247	10,817	16,765	80,008	43	151,492
Additions	10	8,012	509	451	-	-	8,982
Disposals / Cancelled contracts	(840)	-	(100)	-	(11,023)	-	(11,963)
Depreciation	(4,619)	(1,401)	(771)	-	(4,113)	-	(10,904)
Transfers	44	(527)	490	(7)	-	-	-
As of March 31, 2024	16,207	28,331	10,945	17,209	64,872	43	137,607

13. Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		March 31, 2024			December 31, 2023
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Software	20%	352,047	(230,747)	121,300	336,687	(221,986)	114,701
Customer Portfolio	8%	1,198,505	(501,476)	697,029	1,198,455	(475,803)	722,652
Trademarks	5%	633,154	(146,852)	486,302	633,154	(140,025)	493,129
Trade Agreement	8%	243,113	(55,239)	187,874	243,114	(49,049)	194,065
Platform content production	33%	191,957	(132,982)	58,975	178,033	(121,932)	56,101
Other Intangible assets	33%	11,236	(5,027)	6,209	11,236	(5,029)	6,207
In progress	0%	12,154	-	12,154	6,845	-	6,845
Goodwill	0%	3,713,863	-	3,713,863	3,713,863	-	3,713,863
		6,356,029	(1,072,323)	5,283,706	6,321,387	(1,013,824)	5,307,563

Changes in intangible assets and goodwill were as follows:

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trademarks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	80,722	823,183	518,615	218,827	48,370	7,280	18,958	3,711,721	5,427,676
Additions	10,140	-	-	-	20,344	-	8,153	-	38,637
Additions through business combinations	-	1,510	4,740	-	-	-	-	847	7,097
Amortization	(8,073)	(25,351)	(6,827)	(6,191)	(9,429)	(1)	-	-	(55,872)
Transfers	1,960	-	-	-	-	-	1,960	-	3,920
As of March 31, 2023	84,749	799,342	516,528	212,636	59,285	7,279	29,071	3,712,568	5,421,458

As of December 31, 2023	114,701	722,652	493,129	194,065	56,101	6,207	6,845	3,713,863	5,307,563
Additions	10,338	-	-	-	16,802	-	7,636	-	34,776
Disposals	-	-	-	-	(2)	-	(1)	-	(3)
Amortization	(8,736)	(25,623)	(6,827)	(6,191)	(11,253)	-	-	-	(58,630)
Transfers	4,997	-	-	-	(2,673)	2	(2,326)	-	-
As of March 31, 2024	121,300	697,029	486,302	187,874	58,975	6,209	12,154	3,713,863	5,283,706

Goodwill impairment test

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023.

There were no indications of impairment for three-month periods ended March 31, 2024 and 2023.

14. Bonds

The balance of bonds comprises the following amounts:

The balance of bonds comprises the following amounts:

	December 31, 2023	Payment of interest (i)	Interest accrued	Transaction cost of bonds	Transfers	March 31, 2024
Bonds with related parties	13,904	(17,922)	8,185	-	(182)	3,985
Bonds	527,859	(35,501)	16,181	279	182	509,000
Current liabilities	541,763	(53,423)	24,366	279	-	512,985
Bonds with related parties	250,000	-	-	-	-	250,000
Non-current liabilities	250,000	-	-	-	-	250,000
Total	791,763	(53,423)	24,366	279	-	762,985

(i)	We present below the composition of interest and principal payments considering the issues made:

Issuance	Payments	Interest
SEDU21 – 9th. SOMOS 2nd. series	02/15/2024	(17,922)
GAGL11 - Somos Sistemas	02/05/2024	(35,501)
	Total	(53,423)

	December 31, 2022	Payment of interest	Interest accrued	Transaction cost of bonds	Transfers	March 31, 2023
Bonds with related parties	63,325	(18,463)	11,397	-	-	56,259
Bonds	30,454	(39,451)	19,194	254	(255)	10,196
Current liabilities	93,779	(57,914)	30,591	254	(255)	66,455
Bonds with related parties	250,206	-	-	-	-	250,206
Bonds	499,011	-	-	-	255	499,266
Non-current liabilities	749,217	-	-	-	255	749,472
Total	842,996	(57,914)	30,591	254	-	815,927

a.	Bonds’ description

See below the bonds outstanding on March 31, 2024:

Subscriber	Related Parties	Third parties
Issuance	9th	1st
Series	2nd Series	Single Series
Date of issuance	09/28/2022	08/06/2021
Maturity date	09/28/2025	08/05/2024
First payment after	36 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 2.40% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	250	500

b.	Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	March 31, 2024%		December 31, 2023%
One year or less	512,985	67.2	541,763	68.4

One to two years	250,000	32.8	250,000	31.6
Total non-current liabilities	250,000	32.8	250,000	31.6

	762,985	100.0	791,763	100.0

c.	Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to financial covenants, which are being complied with. The main assumptions adopted in this calculation are described in the Financial Statements as of December 31, 2023. Additionally, the Company complied with all debt commitments in the period applicable on December 31, 2023.

15. Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	March 31, 2024	December 31, 2023
Local suppliers	179,516	188,815
Related parties (note 20)	11,859	11,247
Copyright	22,707	21,230
Suppliers	214,082	221,291

Reverse factoring (i)	262,337	263,948

(i)	As of March 31, 2024, the balance of reverse factoring was R$ 262,337 (R$ 263,948 as of December 31, 2023), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.02% per month (as of December 31, 2023, the weighted average was 1.05% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

16. Lease liabilities

The lease agreements have an average term of 12 years and weighted average rate of 9.58% p.a.

The lease agreements have an average term of 12 years and weighted average rate of 9.58% p.a.

	March 31, 2024	March 31, 2023
Opening balance	96,657	140,563
Additions for new lease agreements	-	11,808
Cancelled contracts	(12,974)	(2,418)
Interest	2,113	3,385
Payment of interest	(2,029)	(3,668)
Payment of principal	(4,300)	(10,334)
	79,467	139,336
Current liabilities	11,485	24,196
Non-current liabilities	67,982	115,140
	79,467	139,336

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities. Fixed and variable lease payments, including those related to short-term contracts and to low-value assets, were the following for the period ended March 31, 2024 and March 31, 2023:

	March 31, 2024	March 31, 2023
Fixed payments	6,329	14,002
Payments related to short-term contracts and low value assets, variable price contracts (note 25)	12,076	14,456
	18,405	28,458

17. Contractual obligations and deferred income

	March 31, 2024	December 31, 2023
Refund liability (i)	46,199	32,613
Contract of exclusivity for processing payroll	108	202
Current liabilities	46,307	32,815

(i)	Refers to the customer’s right to return goods. The Company business cycle is from October to September for each year.

18. Accounts payable for business combination and acquisition of associates

	March 31, 2024	December 31, 2023
Meritt	300	300
SEL	9,226	17,920
Redação Nota 1000	4,694	4,610
EMME	8,655	8,500
Editora De Gouges	584,962	570,027
Phidelis	8,410	12,763
	616,247	614,120
Current	211,444	216,728
Non-current	404,803	397,392
	616,247	614,120

The changes in the balance are as follows:

	March 31, 2024	March 31, 2023
Opening balance	614,120	625,277
Additions	-	4,482
Cash payment	-	(4,100)
Payments in installments	(11,159)	(21,197)
Interest payment	(2,590)	(15,820)
Interest adjustment	15,664	18,031
Remeasurement	212	(6,960)
Closing balance	616,247	599,713

The maturity years of such balances as of March 31, 2024 are shown in the table below:

		March 31, 2024		December 31, 2023
Maturity of installments	Total	%	Total	%
In up to one year	211,444	34.3%	216,728	35.3%

One to two years	200,112	32.5%	196,406	32.0%
Two to three years	204,691	33.2%	200,986	32.7%
	404,803	65.7%	397,392	64.7%
	616,247	100.0%	614,120	100.0%

19.	Salaries and Social Contributions

	March 31, 2024	December 31, 2023
Salaries payable	38,083	28,108
Social contribution payable (i)	20,012	25,327
Provision for vacation pay	27,305	22,379
Provision for profit sharing (ii)	35,545	28,592
	120,945	104,406

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Board of Directors.

20. Related parties

As presented in note 1, the Company is a subsidiary of Cogna Educação S.A. and some of the Company’s transactions and arrangements involve entities that are subsidiaries of Cogna Group. The effect of these transactions is reflected in these Interim Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

The balances and transactions between the Company and its associates have been eliminated in the Company’s Consolidated Financial Statements. The balances and transactions between related parties are shown below:

	March 31, 2024
	Other receivables (i)	Trade receivables (note 9)	Indemnification asset (note 21c)	Other payments (ii)	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	—	—	209,287	3,021	—	253,985
Editora Ática S.A.	7,709	8,464	—	18,337	6,575	—
Editora E Distribuidora Educacional S.A.	2,211	598	—	—	—	—
Editora Scipione S.A.	87	660	—	—	40	—
Maxiprint Editora Ltda.	1	5,069	—	—	—	—
Saber Serviços Educacionais S.A.	—	175	—	48	—	—
Saraiva Educação S.A.	1,731	911	—	25	4,090	—
SGE Comercio De Material Didatico Ltda.	—	—	—	—	658	—
Somos Idiomas S.A.	18	102	—	13	496	—
Anhanguer Educacional Participações S.A.	346	424	—	16	—	—
Others	34	343	—	12	—	—
	12,137	16,746	209,287	21,472	11,859	253,985

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

(ii)	Refers substantially to accounts payable by sharing expenses e.g property leasing, personnel and IT licenses shared with Cogna Group

	December 31, 2023
	Other receivables	Trade receivables (note 9)	Indemnification asset (note 21c)	Other payments	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	—	—	203,942	2,696	—	263,904
Editora Ática S.A.	4,424	6,536	—	12,334	6,286	—
Editora E Distribuidora Educacional S.A.	1,256	477	—	—	—	—
Editora Scipione S.A.	87	2,112	—	—	40	—
Maxiprint Editora Ltda.	1	4,659	—	—	—	—
Saraiva Educação S.A.	1,099	3,495	—	19	4,262	—
Somos Idiomas S.A.	146	2	—	—	—	—
Others	144	856	—	11	659	—
	7,157	18,137	203,942	15,060	11,247	263,904

	March 31, 2024				March 31, 2023
Transactions held:	Revenues	Finance costs, note 14	Cost Sharing	Sublease	Revenues	Finance costs	Cost Sharing	Sublease

Cogna Educação S.A.	—	(8,185)	—	—	—	(11,397)	—	—
Editora Atica S.A.	8,117	—	(14,779)	1,875	4,610	—	(3,200)	2,246
Editora E Distribuidora Educacional SA.	209	—	—	—	258	—	—	—
Editora Scipione SA.	757	—	—	—	1,436	—	—	—
Maxiprint Editora Ltda.	6,088	—	—	—	2,727	—	—	—
Saraiva Educacao SA.	1,117	—	—	580	1,448	—	—	725
Somos Idiomas Ltda	—	—	—	—	—	—	—	188
SSE Serviços Educacionais Ltda.	443	—	—	—	533	—	—	—
	16,731	(8,185)	(14,779)	2,455	11,012	(11,397)	(3,200)	3,159

a)	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the period ended March 31, 2024, key management compensation, including charges and variable compensation amounted to R$ 2,504 (R$ 3,477 for the period ended March 31, 2024). The Audit Committee and Board of Directors were established in July 2020.

The Key management personnel compensation expenses comprised the following:

	March 31, 2024	March 31, 2023
Short-term employee benefits	1,940	2,591
Share-based compensation plan	564	886
	2,504	3,477

21. Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

The contingent liabilities are composed as follows:

a.	Composition

The changes in provision for the years ended March 31, 2024 and December 31, 2023 were as follows:

	December 31, 2023	Additions	Reversals	Interest	Payments	March 31, 2024

Tax proceedings (i)	676,255	-	(88)	11,913	-	688,080
Labor proceedings (ii)	21,615	818	(438)	386	(116)	22,265
Civil proceedings	120	40	(43)	4	(18)	103
Total	697,990	858	(569)	12,303	(134)	710,448

Finance expense		-	-	(12,273)
General and administrative expenses		(856)	567	-
Total		(856)	567	(12,273)

Indemnification asset - Former owner		(2)	2	(30)

Total		(858)	569	(12,303)

(i)	Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

	December 31, 2022	Additions	Reversals	Interest	Payments	March 31, 2023

Tax proceedings	623,189	-	(119)	9,318	-	632,388
Labor proceedings	27,567	63	(4,367)	(842)	(188)	22,233
Civil proceedings	496	13	(13)	8	(2)	502
Total	651,252	76	(4,499)	8,484	(190)	655,123

Finance expense		-	-	(8,484)
General and administrative expenses		(76)	4,499	-
Total		(76)	4,499	(8,484)

b.	Contingencies with possible losses

As of March 31, 2024, the Company was party to lawsuits classified as possible losses totaling R$ 48,162 (R$41,015 as of December 31, 2023), as shown below:

	March 31,2024	December 31, 2023
Taxes	5,509	5,413
Labor (i)	30,532	24,988
Civil	12,121	10,614
Total	48,162	41,015

(i)	The most relevant lawsuit involves a labor claim related to the payment of termination benefits and other labor charges amounting to R$19,102. The Company was included in the legal process by the Court, on the allegation that it was part of an Economic Group. There has never been any corporate, legal, or hierarchical relationship between the Company and the defendant.

c.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	March 31, 2024	December 31, 2023
Tax proceedings	1,933	1,899
Indemnification asset -Former owner	1,377	1,347
Indemnification asset – Related parties (i)	209,287	203,942
	212,597	207,188

(i)	Refers to an indemnification asset of the seller (Cogna) and recognized at the date of the business combination, of the acquisition of Somos, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$209,287 (R$ 203,942 on December 31, 2023). This asset is indexed to CDI (Certificates of Interbank Deposits).

22. Current and Deferred Income Tax and Social Contribution

a.	Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution expense is as follows:

	As of March 31, 2024	As of March 31, 2023
Profit before income tax and social contribution for the period	36,724	268
Nominal statutory rate of income tax and social contribution	34%	34%
IRPJ and CSLL calculated at the nominal rates	(12,486)	(91)
Share of loss equity-accounted investees	(1,040)	(179)
Permanent additions	83	425
Net (exclusions) additions without contribution of deferred assets	30	(1,850)
Difference in presumed (loss) profit rate of subsidiary	(211)	133
Impairment write-off on tax loss carryforward	(1,158)	(929)
Total IRPJ and CSLL	(14,782)	(2,492)
Current IRPJ and CSLL in the result	(6,973)	(1,454)
Deferred IRPJ and CSLL in the result	(7,809)	(1,038)
	(14,782)	(2,492)
Effective tax rate of Income and social contribution tax benefit	(40%)	(930%)

b.	Deferred taxes

Changes in deferred income tax and social contribution assets and liabilities are as follows:

i.	March 31, 2024

	As of December 31, 2023	Effect on profit loss	As of March 31, 2024
Income tax/social contribution:
Income tax and social contribution losses carryforwards (ii)	594,361	(845)	593,516
Temporary differences:
Impairment losses on trade receivables	28,012	361	28,373
Provision for obsolete inventories	3,099	(416)	2,683
Imputed interest on suppliers	(1,206)	842	(364)
Provision for risks of tax, civil and labor losses	(10,937)	4,076	(6,861)
Refund liabilities and right to returned goods	8,421	3,161	11,582
Right of use assets	31,301	(5,820)	25,481
Lease liabilities	(25,684)	5,105	(20,579)
Fair value adjustments on business combination and goodwill amortization (i)	(470,342)	(27,174)	(497,516)
Other temporary difference	48,428	12,901	61,329
Deferred Assets, net	205,453	(7,809)	197,644

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by Somos; (ii) amortization of fair value adjustment related to acquisition of the company; and (iii) deductibility of the acquisition goodwill for tax purposes as allowed by tax law.

(ii)	The Company’s income tax and social contribution loss carryforwards are primarily the result of tax amortization of goodwill and the amortization of certain intangibles recognized related to the business combination in 2018. In accordance with Brazilian tax regulation, tax loss carryforwards have a limitation for use of 30% of taxable profit generated in each year and do not expire. The tax benefit is expected to be realized over an estimated 6-year period beginning in 2026.

ii.	March 31, 2023

Changes in deferred income tax and social contribution assets and liabilities are as follows:

	As of December 31, 2022	Effect on profit (loss)	As of March 31, 2023
Income tax/social contribution:
Income tax and social contribution losses carryforwards	422,240	25,079	447,319
Temporary Differences:
Impairment losses on trade receivables	20,472	808	21,280
Provision for obsolete inventories	3,346	793	4,139
Imputed interest on suppliers	(5,548)	2,693	(2,855)
Provision for risks of tax, civil and labor losses	20,445	1,492	21,937
Refund liabilities and right to returned goods	15,818	1,581	17,400
Lease Liabilities	7,936	(988)	6,948
Fair value adjustments on business combination and goodwill amortization (i)	(358,454)	(26,320)	(384,775)
Other temporary difference	44,596	(6,176)	38,420
Deferred Assets, net	170,851	(1,038)	169,812

(i)	Goodwill and fair value adjustments on business combination comprise three components, being (i) goodwill and fair value adjustment of prior business combination by predecessor Somos Anglo; (ii) amortization of fair value adjustment related to acquisition of the predecessor Somos Anglo by the successor Vasta; and (iii) deductibility of the acquisition goodwill for tax purpose allowed by tax law.

23. Shareholder’s Equity

23.1. Share Capital

The Company holds Class A shares in addition to Class B shares (owned by Cogna).

On September 14, 2023, we announced a share repurchase program, approved by our board of directors considering that it was in the commercial interests of the Company to enter the Repurchase Plan. Under the repurchase program, we were entitled to repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. On March 31, 2024, the program was concluded with the repurchase of all shares.

As a result, the Company's share capital outstanding on March 31, 2024, which excludes a total of 3,713,289 treasury shares, totals 79,936,598 shares, in amount of R$ 4,820,815, of which 64,436,093 Class B shares are owned by the Cogna Group and 15,500,505 are owned by third parties.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Thus, on March 31, 2024, the Company has the following position in Class A and B shares:

	Class A Shares (units)		Class B Shares (units)	Total
	Free float	Treasury shares (note 23.4)
December 31,2023	16,566,142	2,647,652	64,436,093	83,649,887
ILP exercised	6,815	—	—	6,815
Treasury shares	—	(6,815)	—	(6,815)
Treasury shares purchased	(1,072,452)	1,072,452	—	—
March 31,2024	15,500,505	3,713,289	64,436,093	83,649,887

The Company’s shareholders on March 31, 2024 are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	—	64,436,093	64,436,093
Free Float	15,500,505	—	15,500,505
Treasury shares (Note 23.4)	3,713,289	—	3,713,289
Total (%)	23%	77%	83,649,887

23.2. Loss per share

The basic loss per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted earnings per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

	March 31, 2024	March 31, 2023
Profit (loss) Attributable to Shareholder´s	22,172	(2,278)
Weighted average number of ordinary shares outstanding (thousands)	83,649	83,651
Share based- compensation ("Long term Plan")	3,334	-
Total dilution effect	3,334	-
Basic profit (loss) per share - R$	0.27	(0.03)
Diluted profit (loss) per share - R$	0.30	(0.03)

23.3. Capital reserve - Share-based compensation (granted)

The Company as of March 31, 2024 had one share based compensation plans, being:

a)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended March 31, 2024 was R$ 1,768, being R$ 1,941 in Shareholder’s the Equity and a debit of R$ 173 as labor charges in liabilities, due to share price fluctuation (R$ 2,476 being R$ 2,666 in Shareholder’s the Equity and a debit of R$ 190 as labor charges in liabilities for the period ended March 31, 2023).

b)	Long Term Investment – (“ILP”) – Performance Shares Units (PSU) – On August, 2023, the Board of Directors has approved a new long-term incentive plan (ILP), based on meeting certain targets, with granting in 2023 and vesting in 2026, 2027 and 2028, that generated dilution of 1.75% in Vasta shares. The effect of events on share-based compensation in the Consolidated Statement of Profit or Loss for the period ended March 31, 2024 was R$ 1,566, being R$ 1,054 in Shareholder’s the Equity and a credit of R$ 512 as labor charges in liabilities, due to share price fluctuation (There was on impact for the period ended March 31, 2023).

23.4. Treasury Shares

In 2021 the Company carried out the repurchase 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over the period beginning on August 17, 2021, continuing until February 17, 2022. The Company concluded the Repurchase Program on December 10, 2021, using its existing funds to finance the repurchase, and on December 31, 2021 and 2022, the Company had a balance of R$23,880 or 1,000,000 shares in its possession.

In 2023 the Board of Directors has approved a share repurchase program, or the Repurchase Program. Under the Repurchase Program, Vasta could repurchase up to R$ 62,500 (or US$12,500) in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period started on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. On March 1, 2024, the program concluded with the repurchase of 1,072,452 shares, corresponding to R$22,531.

Considering the above information, the amount of the treasury shares on March 31, 2024 total R$80,945 (R$59,525 on December 31, 2023), corresponding to 3,713,289 treasury shares (2,647,652 on December 31,2023).

24. Net Revenue from sales and Services

The breakdown of net sales of the Company is shown below:

	March 31,2024	March 31,2023

Net revenue
Learning Systems	257,552	269,678
Textbooks	50,730	31,360
Complementary Education Services	49,095	56,173
Other products and services (i)	103,339	45,624
Total	460,716	402,835

Sale	442,545	393,688
Service	18,171	9,147
	460,716	402,835

(i)	In 2024 includes sales to public government customers, amounting to R$ 69,031.

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

25. Costs and Expenses by Nature

	March 31, 2024	March 31, 2023
Raw materials and productions costs	(85,016)	(96,296)
Salaries and payroll charges	(83,555)	(76,032)
Depreciation and amortization	(69,534)	(70,832)
Advertising and publicity	(24,754)	(15,875)
Copyright	(23,539)	(25,288)
Impairment losses on trade receivables	(13,205)	(10,380)
Other general and administrative expenses	(14,773)	(6,553)
Rent and condominium fees	(12,076)	(14,456)
Editorial costs	(10,187)	(15,414)
Third-party services	(8,691)	(5,160)
Consulting and advisory services	(8,101)	(4,035)
Travel	(6,902)	(3,583)
Utilities, cleaning, and security	(3,650)	(4,175)
Obsolete inventories	(2,878)	(3,023)
Taxes and contributions	(899)	-
Material	(856)	(328)
Provision (reversal) for tax, civil and labor losses	(289)	4,423
Other operating expenses	(195)	-
Other operating income	1,980	994
Income from lease and sublease agreements with related parties	2,455	3,159
	(364,665)	(342,854)

Cost of goods sold and services	(140,083)	(155,126)
Commercial expenses	(73,260)	(51,061)
General and administrative expenses	(139,902)	(127,281)
Impairment losses on trade receivables	(13,205)	(10,380)
Other operating income	1,980	994
Other operating expenses	(195)	-
	(364,665)	(342,854)

26. Finance result

	March 31, 2024	March 31, 2023
Finance income
Income from financial investments and marketable securities (i)	5,786	9,417
Finance income from indemnification assets and contingencies (ii)	5,384	4,112
Other finance income	2,373	3,102
	13,543	16,631
Finance costs
Interest on bonds	(24,366)	(30,591)
Interest on account payables for business combinations	(15,664)	(18,031)
Interest on suppliers	(12,500)	(7,074)
Bank and collection fees	(841)	(3,280)
Interest on provision for tax, civil and labor losses	(12,273)	(8,484)
Interest on Lease Liabilities	(2,113)	(3,385)
Other finance costs	(2,053)	(4,971)
	(69,810)	(75,816)
Financial Result (net)	(56,267)	(59,185)

(i)	Refers to income from marketable securities indexed at CDI.

(ii)	Refers to finance income from indemnification asset in the amount of R$209,287 (presented in note 21.c), in connection with the acquisition of Somos (Vasta’s Predecessor) by Cogna Group (Vasta’s Parent Company).

27. Non-cash transactions

Non-cash transactions for the periods ended March 31, 2024 and March 31, 2023 are respectively:

(i)	Disposals of contracts of right of use assets and lease liabilities in the amount of R$12,974 and R$2,418 (note 16).

(ii)	Accounts payable assumed in the acquisition of Start, during year 2023, in the amount of R$1,608.

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1